**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**

**Washington, D.C. 20549**

**FORM 8-K**

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report: **November 22, 2006**
(Date of Earliest Event Reported)



**INTEGRATED ALARM SERVICES GROUP, INC.**
(Exact name of Registrant as specified in its charter)

| Delaware | 000-50343 | 42-1578199 |
|---|---|---|
| (State or other jurisdiction of incorporation or organization) | (Commission File Number) | (I.R.S. Employer Identification No.) |

**One Capital Center, 99 Pine Street 3rdFloor, Albany, NY 12207**
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code:**(518) 426-1515**

☐Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**ITEM 5.02 DEPARTURE OF DIRECTORS OR PRINCIPAL OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF PRINCIPAL OFFICERS.**

On November 22, 2006, Integrated Alarm Services Group, Inc. ("IASG") entered into employment agreements with Bruce Quay, Robert Heintz, and Brian Shea, and entered into an amendment to an employment agreement dated March 1, 2003 with Michael Moscinski.

The employment agreement with Mr. Quay, the Chief Operating Officer of IASG, provides for an eighteen-month term, which will extend automatically for additional eighteen-month periods unless sooner terminated in accordance with the terms of the agreement. The employment agreements with Mr. Heintz, Chief Operating Officer, Criticom, and Mr. Shea, Executive Vice President, provide for one-year terms, which will extend automatically for additional one-year periods unless sooner terminated in accordance with the terms of the agreements. The amendment to the employment agreement with Mr. Moscinski, Chief Financial Officer, provides for an extension of his agreement until November 1, 2008, with automatic one-year extensions thereafter unless sooner terminated in accordance with the terms of the agreement.

Under the employment agreements, Messrs. Quay, Heintz, Shea and Moscinski will receive base salaries of $360,000, $170,000, $170,000, and $160,000 respectively. In addition, each executive is eligible to receive an annual bonus at the discretion of the Compensation Committee based on the achievement of one or more performance goals. Mr. Heintz also receives $12,000 as an annual automobile allowance.

In case of death, resignation, or termination for Cause, the executives are entitled to payment of their salaries through the date their employment terminates. Under the employment agreements for Messrs. Quay, Heintz, and Shea, "Cause" is generally defined as a material breach of the agreement, the executive's failure to perform his duties, conviction of or plea of *nolo contendere* to a felony or a crime involving dishonesty or moral turpitude, engaging in misconduct, negligence, dishonesty, violence or threat of violence, a breach of a written policy of IASG or its Code of Ethics or of governmental rules applicable to IASG, refusal to follow the lawful and good faith directions of the Board of Directors, competing with IASG, or any other misconduct which is injurious to IASG. Under the employment agreement for Mr. Moscinski, "Cause" is generally defined as misconduct which results in an adverse effect on IASG, disregard of instructions of the Board of Directors or neglect of duties which adversely affects IASG, competing with IASG, conviction of a felony, or the habitual abuse of alcohol or controlled substances.

Upon termination without Cause, Messrs. Quay, Heintz and Shea will be entitled to receive their salaries for the remaining portion of the employment term, and Mr. Moscinski will be entitled to receive twenty-four months' salary.

The agreements for Messrs. Quay, Heintz and Shea provide that upon a change in control (as defined below), the employment terms will automatically extend for an additional twelve months (or in the case of Mr. Quay, eighteen months). In addition, upon a termination of employment by IASG without cause within twelve months (or in the case or Mr. Quay, eighteen months) following a change in control, (i) the executives will receive a lump sum payment equal to one years' salary (or in the case of Mr. Quay, $540,000); and (ii) all outstanding equity awards will automatically vest and become immediately exercisable. The payments and equity award acceleration will also be made if, within such twelve or eighteen-month period, the executive resigns as a result of (i) a change in the location of his principal place of employment of more than fifty miles, (ii) a reduction in his base salary of more than 10%, or, (iii) in the case of Mr. Quay, a failure by the successor entity to retain him in a management position. A "change in control" is generally defined as the acquisition of securities representing 30% or more of IASG's outstanding securities by a single shareholder, a change in the majority of the members of the Board over a twelve-month period, the occurrence of a corporate transaction after which the majority stockholders of IASG immediately prior to such transaction do not, immediately after the transaction, own more than 50% of the combined voting power of IASG, or the sale, liquidation or distribution of all or substantially all of the assets of IASG.

The agreement for Mr. Moscinski provides that upon the occurrence of certain events, he will have the right to terminate his employment and receive a payment equal to two years' salary. The events generally include a failure by IASG to retain Mr. Moscinski as CFO, a material reduction in his duties and responsibilities, a change in the principal place of employment of more than thirty miles, a reduction in his base pay or benefits of greater than 10%, a failure by IASG to have a successor assume the agreement, a material breach of the agreement by IASG which is not cured within thirty days of written notice, or a change of control of IASG (as defined below). Upon a change of control of IASG, all equity awards held by Mr. Moscinski will vest and become immediately exercisable. In addition, if within two years following a change in control, Mr. Moscinski is not retained by the successor entity under terms and conditions substantially similar to those provided in the agreement, or if he is required to relocate to a location not acceptable to him, he will be entitled to receive a cash bonus equal, on an after-tax basis, to two times his average salary and bonus for the three previous fiscal years. Mr. Moscinski may receive either this payment or the general termination of employment payment described above, but not both. The agreement with Mr. Moscinski generally defines a "change of control" as the acquisition of securities representing 51% or more of IASG's outstanding securities by a single shareholder, a failure of the shareholders to elect a majority of the Board-nominated slate of candidates for the Board, the occurrence of a merger in which IASG is not the surviving entity, the sale of substantially all of IASG's assets, or the dissolution or liquidation of IASG.

The agreements for Messrs. Heintz and Shea contain one year post-termination non-competition and non-solicitation covenants. The agreements for Messrs. Quay and Moscinski contain eighteen-month and two-year post-termination non-competition and non-solicitation covenants, respectively. In addition, they are prohibited at all times from disclosing confidential information about IASG.

The agreements described above for Messrs. Quay, Heintz, Shea and Moscinski are attached to this Form 8-K as Exhibits 10.1, 10.2, 10.3 and 10.4, respectively.

## ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS.

(a) None

(b) None

(c) None

(d) Exhibits

The following documents are included as exhibits to this Form 8-K. Any exhibit below incorporated by reference herein is indicated as such by the information supplied in the parenthetical thereafter. If no parenthetical appears after an exhibit, such exhibit is filed or furnished herewith.

| EXHIBIT | DESCRIPTION |
| --- | --- |
| 10.1 | Employment Agreement for Bruce E. Quay. |
| 10.2 | Employment Agreement for Robert B. Heintz. |
| 10.3 | Employment Agreement for Brian E. Shea. |
| 10.4 | Amendment to the Employment Agreement for Michael T. Moscinski. |

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

**INTEGRATED ALARM SERVICES GROUP, INC.**

By: /s/ Michael T. Moscinski

Michael T. Moscinski
Chief Financial Officer

Dated: November 27, 2006

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